

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

February 3, 2011

Sandie Venezia
President
Colorado Ceramic Tile, Inc.
4151 E. County Line Road
Centennial, CO 80122

> **Re: Colorado Ceramic Tile, Inc.
>   Registration Statement on Form S-1
>   Filed January 12, 2011
>   File No. 333-171658**

Dear Ms. Venezia:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 2

1.   Please clearly disclose that you have been issued a going concern opinion by your auditor. Please also add a risk factor discussing the risks.

2.   Please discuss the estimated costs and timeline to implement your business plan.

3.   Under appropriately titled headings, please provide the information required by Items 102 and 504 of Regulation S-K.

4.   Under an appropriately titled heading, please revise to identify counsel that is opining with respect to the registered shares.

Forward-Looking Statements, page 2

5. Please be advised that you are not permitted to rely upon the safe harbors for forward-looking statements set forth in the Sections 27A of the Securities and Section 21E of the Exchange Act. As such, please revise the first sentence of the first paragraph to remove the brackets from the term forward-looking statements and to remove the reference to the federal securities laws.

6. We note the statement in the last paragraph that the disclosure in the prospectus speaks only as of the date of the prospectus. This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that the prospectus will be updated to the extent required by law and acknowledge that you are responsible for updating the prospectus to contain all material information.

Risk Factors, page 3

7. Please revise the introductory paragraph to clarify that this section discusses all material risks.

8. Many of the subheadings in this section merely state facts and do not adequately identify the risk. Please review all of your subheadings and revise accordingly.

9. Certain of the subheadings in this section identify a risk, but there is no explanatory disclosure below the subheading to explain to risk. Please revise all of your risk factors and revise accordingly.

Market for Our Common Stock, page 5

10. Please provide the information required by Item 201(a)(2) of Regulation S-K.

Management's Discussion and Analysis and Plan of Operation, page 5

Liquidity and Capital Resources, page 6

11. Please revise to provide a materially complete description of your outstanding indebtedness, including your line of credit.

12. You do not discuss the significant components of your cash flows provided by (used for) operating and financing activities for the periods presented. Please revise your filing to do so. In this regard, please also quantify the days sales outstanding and inventory turnover ratio, and explain fluctuations therein, since accounts receivable and inventory materially impact your operating cash flows. Please also ensure you discuss the nature of the "fixed asset disposal" and "write

offs" line items as shown within the operating activities section of the cash flow statement.

13.   You state that until you generate a profit, you will need to raise the capital you require through the sale of securities or from loans from third parties. Since it appears you do not have sufficient resources to fund planned operations for the twelve month period from the date of the filing, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity as discussed in section 501.03.a of the Codification of Financial Reporting Policies. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis.

Business, page 8

General

14.   We note the disclosure in the third paragraph that you also offer installation and design services through independent contractors. Please disclose the percentage of your revenues derived from the sale of products and the sale of installation and design services.

15.   Please explain in greater detail how you operate your business. In this regard, we note that it is not clear from the current disclosure how you market and sell your products and the disclosure under "Future Operations" on page 10 implies that you currently operate showrooms.

Future Operations, page 10

16.   We note the company plans to open new showrooms in the Colorado cities of Fort Collins Boulder, Castle Rock, Parker and Colorado Springs, please provide a time frame for each opening as well as the current status of such status.

Management, page 11

17.   Please revise here and throughout the filing to the filing to consistently refer to your two officers and directors.

18.   Please revise the biographical information of your two officers and directors to specifically identify their "various and other executive and non-executive positions".

Selling Shareholders, page 13

19.   Please clarify whether any selling shareholder is an affiliate of your company.

Plan of Distribution, page 15

20.   Please briefly explain how the selling shareholders will be able to rely on Rule 144 under the Securities Act to resell their shares.

Item 17. Undertakings

21.   Please revise to remove the undertakings set forth in paragraphs (5)(i) and 6, as these undertakings are not applicable to your offering.

Exhibit 23.1

22.   Counsel also must consent to being identified in the prospectus and to the opinion being filed as an exhibit to the registration statement.

Financial Statements

Balance Sheets, page 2

23.   Please revise your filing to correct the date in the second column.

Statement of Cash Flows, page 5

24.   Please revise your filing to reclassify bank overdrafts as financing activities instead of operating.

Note 3. Notes Payable, page 10

25.   You disclose you have a revolving, due on demand, variable interest rate line of credit with a bank with an outstanding balance at each of June 30, 2009, June 30, 2010 and September 30, 2010. Please revise your filing to: i) state the committed amount of the line of credit; ii) disclose the amounts available for borrowings, if any, under the line of credit, as of each of those dates; iii) disclose any financial covenants associated with the line of credit with which you must comply, and to state your compliance therewith (or not) as of the most recent balance sheet date; and iv) include the line of credit agreement as an exhibit to the Form S-1.

We urge all persons who are responsible for the accuracy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event you requests acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding request for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the purpose public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do at (202) 551-3743 or, in her absence, Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Andrew Schoeffler at (202) 551-3748 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director